HINDALCO

ADITYA BIRLA GROUP

02028767

02 MAY -1 AM 5:54

Ref: AJJ:PVK:024:2002

Date: 18th April, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

Attn:- International Corporate Finance

SUPPL

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

Dear Sir,

Sub:-	**Consideration of Audited Accounts and Publication of Unaudited Financial Results (Provisional) for the Quarter ended 31st March, 2002, as per Clause 41 of the Listing Agreement.**

We have pleasure in informing you that a Meeting of the Board of Directors of the Company will be held on Friday, the 3rd May, 2002 at 2.30 P.M., in Mumbai, for consideration of the Audited Accounts of the Company for the year ended 31st March, 2002 and also for the recommendation of Dividend for the Financial Year 2001-2002.

Also, please note that since the Company is declaring its Audited Result within Three months i.e. before 30th June, 2002, from the close of Financial Year i.e. 31st March, 2002, we will not publish the Unaudited Financial Result for the Fourth Quarter period from 1st January, 2002 to 31st March, 2002.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

This is for your kind information.

Thanking you,

Yours faithfully,
for **Hindalco Industries Limited**

ANIL J. JHALA
Joint-President (Treasury) &
Company Secretary

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai-400 025. • Tel.: 430 8491 / 430 8692 • Fax : 422 7586 / 436 2516 • E-mail : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82-Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri : (05446) 52079 • Fax : (05446) 52107